Exhibit 3.21
OPERATING AGREEMENT
FOR
AGRICULTURAL ACQUISITIONS. LLC
     Agricultural Acquisitions, LLC, an Indiana limited liability company (the “Company”), and Republic Services of Indiana, Limited Partnership (“RSI”), a Delaware limited partnership, enter this Agreement effective as of April 21,2006.
ARTICLE 1. THE LIMITED LIABILITY COMPANY
     1.1 Operation and Name. The parties hereby agree to operate the Company pursuant to the provisions of this Agreement and the Indiana Business Flexibility Act, as amended (the “Act”). The name of the Company shall be “Agricultural Acquisitions, LLC”. The Company may conduct business under that name or such other name or names as its Member(s) (as defined below) shall determine from time to time.
     1.2 Character of Business. The business of the Company shall be to carry on any lawful business activities authorized under the Act, including but not limited to employment services and activities incidental or related thereto.
     1.3 Single Member. RSI shall be the sole Member of the Company, provided, however, that upon its dissolution or merger, such person(s) or other entities as may succeed to its interest in the Company shall become Members and be bound by the provisions of this Agreement in accordance with the procedures and subject to the conditions set forth in this Agreement. The parties who are described in the foregoing sentence are sometimes referred to below as die “Member(s).”
ARTICLE 2. CAPITAL CONTRIBUTIONS
     2.1 Capital Contributions. The capital contributions required to be made to the Company initially shall be as indicated on Exhibit A, attached hereto and by this reference made a part hereof. Such contribution shall be made in exchange for receipt of a membership interest in the Company and shall be made in cash at the time of execution of this Agreement unless otherwise indicated on Exhibit A.
     2.2 Right to Withdraw. No Member shall be entitled to withdraw or resign from the Company and/or to withdraw his capital contribution, except with the signed written consent of all persons who are Members at the time of the withdrawal.
     2.3 Additional Contributions. No Member shall be obligated to make any additional contribution to the Company’s capital. Any funds received by the Company from any Member shall be treated as a loan, payable on demand with interest at the rate of 10% per annum, unless under this Agreement such funds were required to be contributed as a capital contribution.

ARTICLE 3. ALLOCATIONS AND DISTRIBUTIONS
     3.1 Allocations of Profits and Losses. The Company’s net profits or net losses shall be determined on an annual basis and shall be allocated to the Member(s) in accordance with their percentage interests in the Company.
     3.2 Distributions of Cash Flow. At such time or times as the Member(s) so determines, the Company shall distribute to the Member(s) the Company’s available funds, which for this purpose shall mean funds the Member(s) determines to be in excess of those required for the payment of, or the reservation of funds for the payment of, the Company’s expenses, liabilities (contingent or otherwise), capital improvements and acquisitions, and other obligations of the Company.
     3.3 Distributions Prohibited. No distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business or the Company’s total assets would be less than the sum of its total liabilities.
ARTICLE 4. MANAGEMENT AND EXCULPATION
     4.1 Governance. The Company shall be managed by its Member(s).
     4.2 Officers. The Company shall have a President, Vice President, Secretary, Treasurer and such other officers as the Member may determine and appoint on the Company’s behalf, to do all things necessary or convenient to carry out the business and affairs of the Company, including the power to, on the Company’s behalf: (a) open one or more depository accounts and receive and deposit funds in the Company’s account(s); (b) loan or invest funds to any person, including any affiliate of a Member; and (c) enter into any and all agreements and execute any and all contracts, documents and instruments, including contracts to purchase, finance, mortgage, lease, sell, or otherwise dispose of real estate or other assets.
     4.3 Indemnification.
     (a) Except as otherwise provided in this Article IV, the Company shall indemnify any Member or Manager and may indemnify any employee or other agent of the Company who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, other than an action by or in the right of the Company, by reason of the fact that the Member, Manager, employee or agent of the Company operates in that capacity, against expenses, including attorney fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, if such person acted in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner that such person reasonably believed to be in the best interests of the Company and, with respect to a criminal action or proceeding, if such person had no reasonable cause to believe that the Person’s conduct was unlawful.

     (b) To the extent that a Member, Manager, employee or agent of the Company has been successful on the merits or otherwise in defense of an action, suit or proceeding or in defense of any claim, issue or other matter in the action, suit or proceeding, the Member or Manager shall and the employee or agent may be indemnified and held harmless from and against actual and reasonable expenses, including attorneys fees, incurred by such Person in connection with the action, suit or proceeding and any action, suit or proceeding brought to enforce the indemnification provisions of this Article IV.
     (c) Any indemnification permitted under this Article IV, unless ordered by a court, shall be made by the Company only as authorized in the specific case upon a determination that the indemnification is proper under the circumstances because the person to be indemnified has met the applicable standard of conduct and upon an evaluation of the reasonableness of expenses and amounts paid in settlement. This determination and evaluation shall be made by a majority vote of the Member(s) who are not parties or threatened to be made parties to the action, suit or proceeding.
     (d) Notwithstanding anything in this Operating Agreement or otherwise to the contrary, no indemnification shall be provided to any Member, Manager, employee or agent of the Company in connection with the receipt of a financial benefit to which the person is not entitled, voting for or assenting to a distribution to Members in violation of this Operating Agreement or the Act, any breach of the duty of loyalty or a knowing violation of the law.
ARTICLE 5. ACCESS TO INFORMATION
     5.1 Information Relating to Company. Each Member has the right and shall have access to and may inspect and copy all books, records and materials in the Company’s possession regarding the Company or its activities subject to the provisions of the Act.
     5.2 Records of Business and Affairs. The Company shall keep and make available as required by law any books and records of the Company’s business and affairs.
ARTICLE 6. TRANSFERS OF INTERESTS
     6.1 Transfers Permitted. At any time when the Company has only a single Member, the Member may transfer his interest in the Company at such time and in such manner as the Member may desire, provided such transfer is reflected in a written instrument signed by the Member. Upon the death or disability of a person who is the single Member of the Company, his successor(s) in interest shall automatically become a Member(s) with full voting rights and shall succeed to the interest of the deceased or disabled single member upon signing a counterpart to this Agreement, which shall constitute an agreement between such single member and the Assignee(s) as contemplated by the second sentence of Section 506(1) of the Act. Regardless of whether any such assignee signs this Agreement or any counterpart thereof, any person acquiring an interest in the Company shall be bound by the terms and provisions of this Agreement, as it may be amended from time to time.

     6.2 Transfers Prohibited. At any time when there is more than one Member, no Member may transfer any rights, interests, or responsibilities it may have in the Company, and no third party may acquire any interest from a Member, except with the signed written consent of all persons who are or were Members at the time of transfer. Any purported transfer in violation of this Agreement shall be null and void ab initio.
ARTICLE 7. DISSOLUTION AND TERMINATION
7.1	Dissolution. The Company shall be dissolved and its affairs wound up on the first to occur of the following events:
          (a) a written consent signed by the Member(s); or
          (b) the time specified or the happening of any event specified in the Company’s Articles of Organization or any other event causing a dissolution of a limited liability company under the Act.
     The Company shall not be dissolved, and no Member shall cease to be a Member of the Company, solely as a result of any event of bankruptcy, including any assignment for the benefit of creditors; a voluntary petition in bankruptcy; an adjudication of bankruptcy or insolvency, or entry of an order of relief, in any bankruptcy or insolvency proceedings; the filing of a petition or answer seeking for reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law, or regulation; the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against any Member in any proceeding of the foregoing nature; or the seeking, consenting to, or acquiescence in the appointment of a trustee, receiver, or liquidator of the Member or of all or any substantial part of its properties. It is the intent of the parties that the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member shall not give rise to dissolution of the Company.
     7.2 Final Accounting. In case of the Company’s dissolution, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution.
     7.3 Liquidation. Upon the Company’s dissolution, the Members shall act jointly, or (if they unanimously agree) appoint someone to act, as liquidator to wind up the Company as soon as practical. The liquidator shall have full power and authority to sell, assign and encumber any or all of the Company’s assets and to wind up and liquidate the Company’s affairs in an orderly and prudent manner. Upon the winding up of the Company, the assets of the Company shall be distributed first to creditors to the extent permitted by law, in satisfaction of Company debts, liabilities and obligations; and then to the Member(s), first in satisfaction of liabilities for distributions, and then as a distribution and return of capital. Such proceeds shall be paid to the Member(s) within ninety (90) days after the date of winding up.
     7.4 Distributions in Kind. If the liquidator shall determine that a portion of the Company’s assets should be distributed in kind to the Member(s), the liquidator shall distribute such assets.

     7.5 Certificate of Dissolution. Upon the completion of the distribution of Company assets, the Company shall be terminated and the Member shall execute, or cause the Company to execute, certificates of dissolution and take such other actions as may be necessary to terminate the Company.
ARTICLE 8. AMENDMENT TO AGREEMENT
     Amendments to this Agreement shall be adopted and become effective only if approved in writing and signed by all persons who are Member(s) at the time of the amendment.
ARTICLE 9. NOTICES
     9.1 Method for Notices. All notices given hereunder shall be in writing and shall be sent by first class mail, postage prepaid, and addressed to the intended recipient at its last known address and shall be effective on the date of receipt or on the fifth day after mailing, whichever is earlier.
     9.2 Computation of Time. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.
ARTICLE 10. GENERAL PROVISIONS
     10.1 Entire Agreement. This Agreement (a) contains the entire agreement among the parties with respect to its subject matter, (b) shall be construed in accordance with, and governed by, the laws of the State of Indiana, and (c) shall bind and inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns, except as otherwise set forth.
     10.2 Construction Principles. Words in any gender shall be deemed to include the other genders. The singular shall be deemed to include the plural and vice versa. The headings and underlined Article titles are for guidance only and shall have no significance in the interpretation of this Agreement.
     10.3 Waivers. Failure or delay of any party in exercising any right or remedy under this Agreement will not operate as a waiver of the terms of this Agreement. The express waiver by any party of a breach of any provision of this Agreement by any other party shall not operate or be construed as a waiver of any subsequent breach by such party. No waiver will be effective unless and until it is in written form and signed by the waiving party.

     10.4 Validity and Severability. If any provision of this Agreement contravenes any law and such contravention would invalidate this Agreement, or if the operation of any provision of this Agreement is determined by law, administrative regulation or otherwise to result in classification of the Company as an association taxable as a corporation for federal income tax purposes, or to make a Member generally liable for the obligations of the Company, then such provision is declared to be invalid and subject to severance from the remaining portions of this Agreement, and this Agreement shall be read and construed as through it did not contain such provision in a manner to give effect to the intention of the parties to the fullest extent possible.

SOLE MEMBER: REPUBLIC SERVICES OF INDIANA, LIMITED PARTNERSHIP

By: it’s General Partner Republic Services, Inc.

By:	/s/ David A. Barclay David A. Barclay
Its:	Sr. Vice President & Gen. Counsel

EXHIBIT A

Name	Sharing Ratio
Republic Services of Indiana, Limited Partnership	100%
A-1